3507 Kyoto Gardens Drive, Suite 320 Palm Beach Gardens, FL 33410 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris (561) 689-4441 mharris@harriscramer.com

August 1, 2011

[Via EDGAR]
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ajay Koduri

Dear Mr. Koduri:

We are counsel to Quepasa Corporation (“Quepasa”) in connection with the Post-Effective Amendment on Form S-3 filed July 27, 2011. In accordance with the Staff's oral comments that the proposed merger with Insider Guides, Inc. (“Insider”) is “probable”, the comment was to include the financial statements of Insider.

Where there is a signed Merger Agreement approved by the respective boards of directors and the merger has been publicly announced, we recognize that the Staff presumes the merger is probable. Nonetheless, it is a facts and circumstances test with no bright line rule. However, in this instance we believe there are compelling facts that create uncertainty as to whether the merger will close.  It is a condition of the Merger Agreement that Quepasa shareholders must approve the issuance of the shares as part of the merger consideration and approve the issuance of the shares in connection with a financing of between $10 million and $18 million. This condition can not be waived since it is a requirement of the NYSE Amex. While Quepasa received a $5 million commitment from a related party, that does not eliminate the need to raise another $5 million. Thus we have two uncertainties: (i) will Quepasa be able to raise at least another $5 million without causing the market price to go below the $5 per share threshold which is another condition of the merger and (ii) will Quepasa shareholders approve then issuance of the shares. Given Quepasa's failure in June 2011 to obtain shareholder approval of a simple proposal to reincorporate in Delaware, the likelihood of the shareholders approving the merger must be viewed as possible and not probable.

If you have any questions, please contact me at 561-689-4441.

Sincerely,

/s/ Michael D. Harris
Michael Harris